DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description does not purport to be exhaustive and is qualified in its entirety by reference to our charter and bylaws and to applicable Maryland law. In this document, “we,” “us,” “our” and the “Company” refer to Banc of California, Inc. (parent company only) and not to any of its subsidiaries.
Our charter provides that the authorized capital stock of the Company consists of:
    ●    450,000,000 shares of common stock, par value $0.01 per share; and
    ●    50,000,000 shares of preferred stock, par value $0.01 per share.

Our charter authorizes our board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.
As of December 31, 2025, we had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934: (i) our common stock; and (ii) our depositary shares (the “Series F Depositary Shares”), each representing a 1/40th interest in a share of our 7.75% Non-Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”).
As of December 31, 2025, there were 150,440,841 shares of common stock outstanding, of which 149,963,520 were shares of common stock with full voting rights (the “Voting Common Stock”) and 477,321 were shares of Class B Non-Voting Common Stock, which have no voting rights except as required by law (the “Non-Voting Common Stock,” and together with the Voting Common Stock, the “common stock”).
As of December 31, 2025, there were 5,017,064 shares of Non-Voting Common Equivalent Stock, par value $0.01 per share (the “non-voting common equivalent stock”), and 20,530,000 Series F Depositary Shares, representing 513,250 shares of Series F Preferred Stock, issued and outstanding. The shares of non-voting common equivalent stock and Series F Preferred Stock were issued out of the Company’s authorized preferred stock.
Description of Common Stock
Voting Rights. Except as described below under “Anti-takeover Effects—Voting Limitation,” each holder of Voting Common Stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. There are no cumulative voting rights. Holders of Non-Voting Common Stock are not entitled to vote except as required by law. The terms of the Non-Voting Common Stock are otherwise identical to the terms of the Voting Common Stock. Of the 450,000,000 shares of common stock currently authorized under our charter, our board of directors has classified 3,136,156 as Non-Voting Common Stock.
Except for the election of directors, certain amendments to our bylaws (as described below under “Anti-takeover Effects—Amendment of Bylaws”) and as otherwise required by law or provided for in our charter, all matters on which our stockholders will vote will be determined by a majority of the votes cast at the meeting. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, at any meeting for the election of directors at which a quorum is present, directors will be elected by a majority of the votes cast if the number of director nominees is less than or equal to the number of open board seats (i.e., an uncontested election) and a plurality of the votes cast if the number of director nominees exceeds the number of open board seats (i.e., a contested election).
Distributions. Subject to preferences to which holders of any shares of preferred or other stock then outstanding may be entitled and any restrictions imposed by banking regulators, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. Our non-voting common equivalent stock, subject to certain customary exceptions, ranks equally with, and has identical rights, preferences and privileges as, the common stock with respect to dividends or distributions (including regular quarterly dividends) declared by our board of directors. Our Series F Preferred Stock ranks senior to the common stock and non-voting common equivalent stock with respect to dividends or distributions (including regular quarterly dividends) declared by our board of directors. Other restrictions on our ability to pay distributions are described below under “Restrictions on Distributions.”
Liquidation Preference. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of any class of stock having preference over the common stock. Our non-voting common equivalent stock, subject to certain customary exceptions, ranks equally with, and has identical rights, preferences and privileges as, the common stock with respect to rights upon any liquidation, dissolution, winding up or similar proceeding. Our Series F Preferred Stock ranks senior to the common stock and non-voting common equivalent stock with respect to rights upon any liquidation, dissolution or winding up.
Other Matters. Holders of common stock have no preemptive or conversion rights or other subscription rights under our charter or Maryland law except as we may agree to provide to them. There are no redemption or sinking fund provisions that apply to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred or other stock that we have outstanding.
Description of Series F Depositary Shares
The Series F Depositary Shares represent proportional fractional interests in shares of the Series F Preferred Stock and are evidenced by depositary receipts. Each Series F Depositary Share represents a 1/40th interest in a share of the Series F Preferred Stock. We deposited the underlying shares of the Series F Preferred Stock with a depositary pursuant to a deposit agreement among us, Computershare Inc. and Computershare Trust Company, N.A., collectively acting as depositary, and the holders from time to time of the depositary receipts evidencing the Series F Depositary Shares. Subject to the terms of the deposit agreement, each holder of a Series F Depositary Share is entitled, through the depositary, in proportion to the applicable fraction of a share of the Series F Preferred Stock represented by such Series F Depositary Share, to all the rights and preferences of the Series F Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
Amendment and Termination of the Deposit Agreement. We may amend the form of depositary receipt evidencing the Series F Depositary Shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary without the consent of the holders of Series F Depositary Shares. However, any amendment that will materially and adversely alter the rights of the holders of Series F Depositary Shares will not be effective unless the holders of at least two-thirds of the affected Series F Depositary Shares then outstanding approve the amendment. Every holder of an outstanding Series F Depositary Share at the time any such amendment becomes effective will be deemed, by continuing to hold such Series F Depositary Shares, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

The deposit agreement may be terminated:

•	if all outstanding Series F Depositary Shares have been redeemed pursuant to the deposit agreement;
•if there shall have been made a final distribution made in respect of the Series F Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of depositary receipts representing Series F Depositary Shares pursuant to the terms of the deposit agreement; or

•upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds of the Series F Depositary Shares outstanding.

We may terminate the deposit agreement at any time, and the depositary will give notice of that termination to the holders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of Series F Depositary Shares, upon surrender of the depositary receipts evidencing the Series F Depositary Shares, the number of whole or fractional shares of the Series F Preferred Stock as are represented by those Series F Depositary Shares.

Dividends and Other Distributions. Each dividend payable on a Series F Depositary Share is in an amount equal to 1/40th of the dividend declared and payable on the related share of Series F Preferred Stock.
The depositary distributes any cash dividends or other cash distributions received in respect of the deposited Series F Preferred Stock to the record holders of Series F Depositary Shares in proportion to the number of Series F Depositary Shares held by the holders. If we make a distribution other than in cash, the depositary will distribute any property received by it to the record holders of Series F Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Series F Depositary Shares.
Record dates for the payment of dividends and other matters relating to the Series F Depositary Shares are the same as the corresponding record dates for the Series F Preferred Stock.
The amounts distributed to holders of Series F Depositary Shares are reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Series F Depositary Shares or shares of the Series F Preferred Stock until such taxes or other governmental charges are paid.
Redemption. If we redeem the Series F Preferred Stock represented by the Series F Depositary Shares, the Series F Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series F Preferred Stock held by the depositary. The redemption price per Series F Depositary Share will be equal to 1/40th of the redemption price per share payable with respect to the Series F Preferred Stock (or $25.00 per Series F Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, on the shares of the Series F Preferred Stock.
Whenever we redeem shares of the Series F Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Series F Depositary Shares representing shares of Series F Preferred Stock so redeemed. If less than all of the outstanding Series F Depositary Shares are redeemed, the depositary will select the Series F Depositary Shares to be redeemed pro rata or by lot. In any case, the depositary will redeem the Series F Depositary Shares only in increments of 40 Series F Depositary Shares and any integral multiple thereof. The depositary will provide notice of redemption to record holders of the Series F Depositary Shares not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series F Preferred Stock and the related Series F Depositary Shares.
Voting. Because each Series F Depositary Share represents a 1/40th interest in a share of Series F Preferred Stock, holders of Series F Depositary Shares will be entitled to 1/40th of a vote per Series F Depositary Share under those limited circumstances in which holders of the Series F Preferred Stock are entitled to a vote.
When the depositary receives notice of any meeting at which the holders of the Series F Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Series F Depositary Shares relating to the Series F Preferred Stock. Each record holder of the Series F Depositary Shares on the record date, which will be the same date as the record date for the Series F Preferred Stock, may instruct the depositary to vote the amount of the Series F Preferred Stock represented by the holder’s Series F Depositary Shares. To the extent possible, the depositary will vote the amount of the Series F Preferred Stock represented by Series F Depositary Shares in accordance with the instructions it receives. We will take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed.

If the depositary does not receive specific instructions from the holders of any Series F Depositary Shares, it will not vote to the extent of the shares of Series F Preferred Stock represented by such Series F Depositary Shares.
Description of Series F Preferred Stock
General. The Series F Preferred Stock is a single series of our authorized preferred stock and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of other securities of the Company. The Series F Preferred Stock has no stated maturity and is not subject to any sinking fund or other obligation of the Company or redeem, retire or repurchase the Series F Preferred Stock. The Series F Preferred Stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.
Ranking. With respect to the payment of dividends by, and distributions of assets upon any liquidation, dissolution or winding up of, the Company, the Series F preferred stock ranks:

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senior to our common stock, non-voting common equivalent stock and any class or series of capital stock that we may issue in the future that is not expressly stated to be on parity with or senior to the Series F Preferred Stock with respect to such dividend and distributions, which we refer to as “junior stock”;

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on parity with, or equally to, any class or series of capital stock that we have issued and may issue in the future that is expressly stated to be on parity with the Series F Preferred Stock with respect to such dividends and distributions, which we refer to as “parity stock”;

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junior to any class or series of capital stock that we may issue in the future that is expressly stated to be senior to the Series F Preferred Stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of Series F Preferred Stock, which we refers to as “senior stock”; and

•	junior to our secured and unsecured debt.
Dividends. Dividends on the Series F Preferred Stock are not cumulative or mandatory. If our board of directors, or a duly authorized committee thereof, does not declare a dividend on the Series F Preferred Stock in respect of a dividend period, then no dividend will be deemed to be payable for such dividend period, or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our board of directors, or a duly authorized committee thereof, declares a dividend on the Series F Preferred Stock or any other class or series of capital stock of the Company for any future dividend period. A “dividend period” is the period from and including a dividend payment date to but excluding the next dividend payment date.
Holders of Series F Preferred Stock are entitled to receive, when, as and if declared by our board of directors, or a duly authorized committee thereof, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the stated amount of $1,000 per share at a rate equal to:

•	from, and including, the date of issuance to, but excluding, the first reset date or the date of earlier redemption, a fixed rate per annum of 7.75%; and

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from, and including, the first reset date, during each reset period, a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described below), plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each such date, a “dividend payment date”); provided, however, that if any such dividend payment date is not a business day, then such date will nevertheless be a dividend payment date but dividends on the Series F Preferred Stock will be paid on the next succeeding business day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment).

In the event that we issue additional shares of Series F Preferred Stock after the original issue date, those shares will be entitled to dividends (a) that are declared on or after the date they are issued or (b) if specified by our board of directors or a duly authorized committee thereof at the time such additional shares are issued, that accrue from the date of original issuance of the Series F Preferred Stock or any other date so specified.

If any dividend payment date is not a business day, then the applicable dividend will be paid on the next business day without any adjustment to, or interest on, the amount of dividends paid. We will not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared. A business day means any weekday that is not a legal holiday in Los Angeles, California, and is not a day on which banking institutions in Los Angeles, California are closed.

A “reset date” means the first reset date of September 1, 2027 and each date falling on the fifth anniversary of the preceding reset date. Reset dates, including the first reset date, will not be adjusted for business days. A “reset period” means the period from, and including, the first reset date to, but excluding, the next following reset date and thereafter each period from, and including, each reset date to, but excluding, the next following reset date. A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.

For any reset period commencing on or after the first reset date, the five-year treasury rate will be the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days immediately preceding the reset dividend determination date for that reset period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve as of 5:00 p.m. (Eastern Time) as of any reset determination date, as determined by the calculation agent in its sole discretion; provided that if no such calculation can be determined as described above, then:

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if the calculation agent determines that the treasury rate has not been discontinued, then the calculation agent will use for such reset period a substitute base rate that it has determined is most comparable to the treasury rate; or

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if the calculation agent determines that the treasury rate has been discontinued, then the calculation agent will use for such reset period and each successive reset period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the calculation agent determines there is an industry-accepted successor base rate to the treasury rate, then the calculation agent will use such successor base rate.

If the calculation agent has determined a substitute or successor base rate in accordance with second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent reset dividend determination date, then a new substitute or successor base rate will be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the calculation agent has determined a substitute or successor base rate, then the calculation agent will apply any technical, administrative or operational changes that we determine (including changes to the definitions of “dividend period”, “reset period”, “reset date” and “reset dividend determination date”, timing and frequency of determining rates with respect to each reset period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if we decide that adoption of any portion of such market practice is not administratively feasible or if we determine that no market practice for use of the substitute or successor base rate exists, the calculation agent will apply any such changes for calculating such substitute or successor base rate in such other manner as we determine is reasonably necessary.

The five-year treasury rate will be determined by the calculation agent on the third business day immediately preceding the applicable reset date. If the five-year treasury rate for any dividend period cannot be determined pursuant to the methods described in the two bullet points above, the dividend rate for such dividend period will be the same as the dividend rate determined for the immediately preceding dividend period.

Dividends will be payable to holders of record of Series F Preferred Stock as they appear on our stock register on the applicable record date, which will be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable dividend payment date, as fixed by our board of directors, or a duly authorized committee thereof, in advance of payment of each particular dividend. The corresponding record dates for the Series F Depositary Shares will be the same as the record dates for the Series F Preferred Stock.

Dividends payable on the Series F Preferred Stock are calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series F Preferred Stock will cease to accrue on the redemption date, if any, as described in this section below under “—Redemption,” unless we default in the payment of the redemption price of the shares of Series F Preferred Stock called for redemption.

Restrictions on Dividends, Redemptions and Repurchases. So long as any share of Series F Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series F Preferred Stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:

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no dividend may be declared or paid or set aside for payment and no distribution may be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

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no monies may be paid or made available for a sinking fund for the redemption or retirement of any junior stock nor may any shares of junior stock be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recently completed preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by us or any of our subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians); and

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no monies may be paid or made available for a sinking fund for the redemption or retirement of any parity stock nor may any shares of parity stock, be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period (other than (i) any purchase or other acquisition of shares of Series F Preferred Stock and parity stock in accordance with a purchase offer made in writing or by publication (as determined by our board of directors, or a duly authorized committee thereof), to all holders of such shares on such terms as our board of directors, or a duly authorized committee thereof, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to or during the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by us or any of our subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians).

If our board of directors, or a duly authorized committee thereof, elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period on the shares of Series F Preferred Stock or any class or series of capital stock of the Company that ranks on a parity with the Series F Preferred Stock in the payment of current dividends, then, to the extent permitted by the terms of the Series F Preferred Stock and each outstanding series of dividend parity stock, such partial dividends may be declared on shares of Series F Preferred Stock and dividend parity stock, and dividends so declared may be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any dividend parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such dividend parity stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of dividend parity stock has a longer dividend period than the dividend period for the Series F Preferred Stock, or vice versa, for purposes of this paragraph, our board of directors, or a duly authorized committee thereof, may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or may treat such dividend period(s) with respect to any dividend parity stock and dividend period(s) with respect to the Series F Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such dividend parity stock and the Series F Preferred Stock.

“Dividend parity stock” means any class or series of capital stock of the Company that ranks on a parity with the Series F Preferred Stock in the payment of current dividends. As of December 31, 2025, there were no series of dividend parity stock outstanding.

Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by our board of directors, or a duly authorized committee thereof, may be declared and paid on our common stock and any other junior stock from time to time out of any assets legally available for such payment, and the holders of Series F Preferred Stock will not be entitled to participate in any such dividend.
Dividends on the Series F Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy rules.

Redemption—Optional Redemption. The Series F Preferred Stock is perpetual and has no maturity date. The Series F Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. We may redeem the Series F Preferred Stock at our option, in whole or in part, from time to time, on any dividend payment date or after September 1, 2027, which is the first reset date, at a redemption price equal to the stated amount of $1,000 per share (equivalent to $25.00 per Series F Depositary Share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of Series F Preferred Stock nor holders of Series F Depositary Shares have the right to require the redemption or repurchase of the Series F Preferred Stock and should not expect such redemption or repurchase. Notwithstanding the foregoing, we may not redeem shares of the Series F Preferred Stock without having received the prior approval of the “appropriate federal banking agency” with respect to the Company, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “appropriate federal banking agency”), if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required. Our appropriate federal banking agency is the Federal Reserve.

Redemption Following a Regulatory Capital Treatment Event. We may redeem shares of the Series F Preferred Stock at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per Series F Depositary Share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Such redemption is subject to prior approval of the Federal Reserve, if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.

A “regulatory capital treatment event” means the good faith determination by us that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the U.S. (including, for avoidance of doubt, any agency or instrumentality of the U.S., including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of Series F Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series F Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series F Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full stated amount of $1,000 per share of Series F Preferred Stock then outstanding as common equity tier 1 capital (as defined in 12 C.F.R. 217.20) (or its equivalent) or any successor provision for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series F Preferred Stock is outstanding. Dividends will cease to accrue on those shares on the redemption date.

Liquidation Rights. In the event we liquidate, dissolve or wind up our business and affairs, either voluntarily or involuntarily, before any distribution or payment out of our assets may be made to or set aside for the holders of any junior stock, holders of the Series F Preferred Stock will be entitled to receive out of our assets legally available for distribution to our stockholders (i.e., after satisfaction of all of our liabilities to creditors, if any) an amount equal to the stated amount of $1,000 per share (equivalent to $25.00 per Series F Depositary Share), referred to herein as the liquidation preference, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the Series F Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

Voting Rights – General. Except as described below or otherwise required by law, the holders of Series F Preferred Stock have no voting rights.

Right to Elect Two Directors upon Nonpayment of Dividends. If and whenever dividends payable on Series F Preferred Stock or any class or series of parity stock (if any) having voting rights equivalent to those described in this paragraph, referred to herein as voting parity stock, have not been declared and paid (or, in the case of voting parity stock bearing dividends on a cumulative basis, are in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive, referred to herein as a nonpayment event, the number of directors on our board of directors will automatically be increased by two and the holders of Series F Preferred Stock, together with the holders of any outstanding voting parity stock then entitled to vote for additional directors, voting together as a single class in proportion to their stated amounts, will be entitled to elect by a vote of a plurality of the votes cast the two additional directors, referred to herein as the preferred stock directors; provided that the election of any such directors will not cause us to violate the rules of the New York Stock Exchange (the “NYSE”) (or any other exchange on which our securities are listed), and provided further that our board of directors will at no time include more than two preferred stock directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred stock are entitled to elect pursuant to like voting rights).

Our charter prohibits holders of our capital stock from cumulating their votes in the election of directors.

In the event that the holders of Series F Preferred Stock and such other holders of voting parity stock are entitled to vote for the election of the preferred stock directors following a nonpayment event, such directors will be initially elected following such nonpayment event only at a special meeting called at the request of the holders of record of at least 10% of the stated amount of the Series F Preferred Stock and each other series of voting parity stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which event such election shall be held only at such next annual or special meeting of our stockholders), and at each subsequent annual meeting of our stockholders. Such request to call a special meeting for the initial election of the preferred stock directors after a nonpayment event must be made by written notice, signed by the requisite holders of Series F Preferred Stock or voting parity stock, and delivered to our corporate secretary at our executive offices, in such manner as provided for in our charter, or as may otherwise be required or permitted by applicable law. If we fail to call a special meeting for the election of the preferred stock directors within 20 days of receiving proper notice, any holder of Series F Preferred Stock or voting parity stock may call such a meeting at our expense solely for the election of the preferred stock directors, and for this purpose and no other (unless provided otherwise by applicable law) such preferred stock holder will have access to our stock ledger relating to Series F Preferred Stock and any voting parity stock.

Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series F Preferred Stock and voting parity stock, voting together as a single class in proportion to their respective stated amounts. The preferred stock directors elected at a special meeting will hold office until the next annual meeting of our stockholders if such office has not previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by our board of directors to serve until the next annual meeting of our stockholders on the nomination of the then remaining preferred stock director or, if no preferred stock director remains in office, by the outstanding Series F Preferred Stock and such voting parity stock for which dividends have not been paid, voting as a single class in proportion to their respective stated amounts, provided that the election of any such directors shall not cause us to violate the rules of the NYSE (or any other exchange on which our securities are listed). If elected by stockholders, the successor will be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a preferred stock director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of a preferred stock director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which event such election will be held at such next annual or special meeting of our stockholders). The preferred stock directors will each be entitled to one vote per director on any matter that comes before our board of directors for a vote.

When (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series F Preferred Stock on four consecutive dividend payment dates following a nonpayment event and (ii) the rights of holders of any voting parity stock to participate in electing the preferred stock directors have ceased, the right of holders of the Series F Preferred Stock to participate in the election of preferred stock directors will cease (but subject always to the revesting of such voting rights in the case of any future nonpayment event), the terms of office of all the preferred stock directors will immediately terminate, and the number of directors constituting our board of directors will automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly dividend periods following a nonpayment event, we may take account of any dividend we elect to pay for any dividend period after the regular dividend payment date for that period has passed.

In addition, if and when the rights of holders of Series F Preferred Stock terminate for any reason, including under circumstances described above under “—Redemption,” such voting rights will terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date) and the terms of any additional directors elected by the holders of Series F Preferred Stock and any voting parity stock will terminate automatically and the number of directors will be reduced by two, assuming that the rights of holders of voting parity stock have similarly terminated.

Other Voting Rights. So long as any shares of Series F Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or our charter, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series F Preferred Stock will be necessary to:

•
amend or alter our charter to authorize or increase the authorized amount of, or issue shares of, any class or series of capital stock ranking senior to the Series F Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•	amend, alter or repeal the provisions of our charter so as to materially and adversely affect the powers, preferences, privileges or rights of the Series F Preferred Stock, taken as a whole; or

•
consummate (i) a binding share-exchange or reclassification involving the Series F Preferred Stock or (ii) the merger, consolidation or other business combination of us with any other entity, including a transaction in which the holders of Series F Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of our assets for cash, securities or other property, unless in each case (A) the shares of the Series F Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the Series F Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Series F Preferred Stock immediately prior to such consummation, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series F Preferred Stock or authorized preferred stock, or the creation and issuance, or an increase in the authorized or issued amount, of any parity stock or junior stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the Series F Preferred Stock.

The holders of the Series F Preferred Stock have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the Series F Preferred Stock.

Without the consent of the holders of the Series F Preferred Stock, so long as such action does not adversely affect the powers, preferences or rights of the Series F Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series F Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in our charter that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series F Preferred Stock that is not inconsistent with the provisions of our charter.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series F Preferred Stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by us for the benefit of the holders of the Series F Preferred Stock to effect the redemption.
Calculation Agent. Unless we have validly called all shares of the Series F Preferred Stock for redemption on the first reset date, we will appoint a calculation agent for the Series F Preferred Stock prior to the commencement of a reset period. We may appoint ourselves or an affiliate of ours as the calculation agent. We may terminate any such appointment and may appoint a successor calculation agent at any time and from time to time.
Preemptive and Conversion Rights. The holders of the Series F Preferred Stock do not have any preemptive rights. The Series F Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Anti-takeover Effects
The provisions of our charter and bylaws summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares. Our charter authorizes the issuance of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock. We can generally issue, without stockholder approval, additional shares of capital stock, up to the amount authorized. The amount of authorized shares may not be changed by the board of directors without a stockholder vote. However, our charter authorizes our board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. The board of directors also generally has sole authority to determine the terms of any one or more series of preferred or other stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred or other stock, the board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred or other stock to persons friendly to the incumbent management and directors in order to attempt to block a tender offer, merger or other unsolicited transaction by which a third party seeks control of us.
Voting Limitation. Our charter generally prohibits any stockholder that beneficially owns, directly or indirectly, more than 10% of the outstanding shares of our common stock from voting shares in excess of this limit. This provision, which would limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote, does not apply to certain holders of our common stock affiliated with Warburg Pincus LLC, specifically, WP Clipper GG 14 L.P., WP Clipper FS II L.P., and each of their respective affiliates.
The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as “control shares”) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares with respect to which the power to vote in the election of directors is held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share statute through a charter or bylaw provision, which we have done pursuant to our charter. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of our common stock. Though not anticipated, we could seek stockholder approval of an amendment to our charter to eliminate the opt-out provision.
Board of Directors. Our charter provides that all directors will stand for election annually for a term of office of one year. Our bylaws provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, in an uncontested election of directors (one where the number of nominees is less than or equal to the number of open board seats), directors are elected by a majority of the votes cast, and that in a contested election (one where the number of nominees exceeds the number of open board seats), directors are elected by a plurality of the votes cast. Our charter provides that stockholders may not cumulate their votes in the election of directors. Additionally, our charter and bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the board of directors (including any vacancy caused by a director nominee failing to receive the requisite number of stockholder votes) may be filled only by a majority vote of the directors then in office, though less than a quorum. The absence of cumulative voting, together with the provision permitting only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for stockholders to change the composition of the board of directors.
Special Meetings of Stockholders. Our bylaws provide that subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called by our President, by our Chief Executive Officer or by our board of directors by vote of a majority of the total number of directors we would have if there were no vacancies. Our bylaws also provide that a special meeting of stockholders shall be called on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.
Action by Stockholders Without a Meeting. Our bylaws provide that no action may be taken by stockholders without a meeting without the written consent of every stockholder entitled to vote on the matter.
Business Combinations With Certain Persons. Our charter provides that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of Banc of California, Inc. require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An “interested stockholder” generally means a person who beneficially owns more than 10% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, or who is an affiliate of Banc of California, Inc. and at any time within the preceding two years beneficially owned 10% or more of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.
The Maryland General Corporation Law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) or any affiliate of the interested stockholder for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (i) the transaction has been recommended by the board of directors and (ii) the transaction has been approved by (a) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder or any affiliate or associate of the interested stockholder, voting together as a single voting group. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. We have opted-out of the Maryland business combination statute through a provision in our charter. Though not anticipated, we could seek stockholder approval of an amendment to our charter to eliminate the opt-out provision.
Amendment of Bylaws. Our bylaws generally may be amended upon approval by the board of directors or the holders of a majority of the voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described under “-Voting Limitation”), voting together as a single class. However, an amendment of the provision of the bylaws regarding special meetings of stockholders would require the vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described under “-Voting Limitation”), voting together as a single class
Advance Notice Provisions. Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If, however, the date of the current year annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal or nomination must be received by us no earlier than the 120th day prior to the annual meeting or later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public announcement of the meeting date is first made. The notice must contain certain information specified in our bylaws.